UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1- Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner Boston Scientific Corporation (“BSC”) has announced nine-month data from its TAXUS V ISR (in-stent restenosis) clinical trial.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 12, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Sunday, March 12, 2006

EXCELLENT IN-STENT RESTENOSIS CLINICAL TRIAL

RESULTS REPORTED FOR TAXUS STENT SYSTEM

TAXUS trials continue to deliver positive outcomes in complex cases

Vancouver, BC- March 12, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that its corporate partner, Boston Scientific Corporation (“BSC”) has announced nine-month data from its TAXUS V ISR (in-stent restenosis) clinical trial(1). The results demonstrated that patients treated for in-stent restenosis with the TAXUS® Express2™ paclitaxel-eluting stent system achieved superior outcomes compared to those patients treated with radiation-based brachytherapy.  BSC made the announcement at the i2 Summit held in conjunction with the annual American College of Cardiology Scientific Session in Atlanta.

“The results of the drug-eluting stent arm are very impressive given the difficult challenges that restenotic lesions present,” said Gregg W. Stone, M.D., Professor of Medicine, Columbia University Medical Center in New York and the trial’s Principal Investigator.  “The TAXUS V ISR trial clearly demonstrated that patients with bare-metal stent restenosis had better outcomes when treated with TAXUS stents as compared to coronary radiation.”

The study met its primary endpoint of improved nine-month target vessel revascularization (TVR), which was significantly lower in the TAXUS stent group (10.5 percent), as compared to the control group (17.5 percent).  The study demonstrated a nine-month target lesion revascularization (TLR) rate of 6.3 percent in the TAXUS stent group, as compared to 13.9 for the control group.  The study demonstrated an 11.5 percent rate of Major Adverse Cardiac Events (MACE) for the TAXUS stent group, as compared to 20.1 percent rate for the control group.

TAXUS V ISR is a prospective, randomized, open-label, controlled study of 396 patients at 37 sites in the United States designed to assess the TAXUS stent slow-release formulation paclitaxel-eluting coronary stent system in reducing in-stent restenosis (the regrowth of diseased tissue into a previously stented artery) versus intracoronary brachytherapy (radiation delivered directly to the lesion).  An additional 25 patients were enrolled in a registry arm.  Clinical follow-up included more than 95 percent of the patients enrolled at nine months.

“We are very pleased with the results of the TAXUS V ISR study, which demonstrated the real strength of our TAXUS stent platform as evidenced by the superior TVR, TLR, and MACE in complex lesions as compared to the control group,” said Paul LaViolette, Chief Operating Officer of Boston Scientific.  “TAXUS continues to provide consistent benefits in deliverability as well as safety in a wide variety of complex cases.”

The TAXUS V ISR results are scheduled to be published in the March 15 issue of The Journal of the American Medical Association (JAMA) with an advanced posting to its website on March 12 at http://jama.ama-assn.org.

(1)  CAUTION – The TAXUS® Express2™ paclitaxel-eluting stent system is considered investigational in the United States for use in treating in-stent restenosis and for this indication is limited by Federal Law to investigational use only.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com